Exhibit 7.1
Grupo TMM, S.A.B. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER IFRS
(Amounts in thousands of dollars)

	December 31,
	2009		2008	2007		2006		2005
Historical ratio:
Fixed charges:

Interest costs and amortization on debt discount or premium in all indebtedness	95,051		91,338	55,616		60,036		96,037
Portion of rent expense representative of interest factor (A)	15,566		25,720	22,683		16,663		28,246

Fixed charges	110,617		117,058	78,299		76,699		124,283

Earnings:
Pretax income from continuing operations	(94,583)		95,534	(29,193)		(68,760)		(85,892)
Less:
Minority interest	1,380		507	160		509		4,188
Equity investee (income) loss	(191)		329	1,006		511		752
Fixed charges	110,617		117,058	78,299		76,699		124,283
Amortization of capitalized interest	—		—	—		—		86
Distributed income of equity investees	—		—	—		—		—
Less:
Capitalized interest			8,352	—		—		—

Earnings	16,223		203,404	47,940		6,919		33,537

Ratio of earnings to fixed charges	(N/A	)(B)	1.74	(N/A	)(B)	(N/A	)(B)	(N/A	)(B)

(A)	The Company considered one-third of the rent expense as imputed interest factor.

(B)	Due to the registrant’s loss in 2009, 2007, 2006 and 2005, the ratio of earning to fixed charges was less than 1:1. The registrant must generate additional earnings of $93.4 million, $30.4 million, $69.8 million and $90.7 million, respectively to achieve a coverage ratio of 1:1.